Item 77D - DWS Diversified Market Neutral
Fund (formerly DWS Disciplined Market
Neutral Fund) (a series of DWS Market Trust)
Effective on or about July 19, 2013, the Fund changed its name to DWS Diversified Market
Neutral Fund.
Effective on or about July 19, 2013, the Fund changed its principal investment strategy to:
Main investments. The fund seeks to achieve its investment objective by employing a multi-manager approach whereby portions of the fund's assets are allocated to separate investment management teams, including subadvisors, that employ different market neutral investment strategies. Pursuant to the investment management teams' different investment strategies, the fund's investment portfolio is primarily comprised of exposure to long and short positions in securities and other investments from US, foreign and emerging markets. Each investment management team buys (takes long positions in) securities and other investments that it believes are undervalued and sells short securities and other investments (e.g., borrows the investment and then sells it) that it believes are overvalued. The fund's long equity investments will consist mainly of common stocks, but may also include investments in other types of equities such as preferred stocks or convertible stocks.
Management process. The Advisor provides or oversees the provision of all investment advisory and portfolio management services for the fund.
The fund's different investment management teams, including subadvisors, select individual portfolio securities for the assets assigned to them. The
Advisor, subject to the approval of the Board, has ultimate responsibility to recommend to the Board the hiring, termination and replacement of any subadvisors. The Advisor currently allocates the fund's assets among three different investment management teams, including two subadvisors, that employ different market neutral strategies.
In selecting investment management teams, the Advisor seeks to identify investment management teams that, based on their investment strategies and historical performance, have the potential, in the opinion of the Advisor, to perform independently of each other and achieve low correlation to, and lower volatility than the markets. When determining how to allocate assets of the fund among the investment management teams, the Advisor will consider a variety of factors, including the investment strategy, the investment sub-strategy and expected return potential, and the manner in which the investment management teams' historical and expected investment returns correlate with each other. In addition, additional guidelines will also be employed and monitored by the Advisor to ensure each investment management team's compliance with its stated mandate and risk framework.
The Advisor currently allocates the fund's assets across two sub-advised sleeves managed by Pyramis Global Advisors, LLC (Pyramis) and
Henderson Alternative Investment Advisor Limited
(Henderson) and one sleeve managed by the Advisor. Each investment management team will employ different market neutral investment strategies when managing the assets of the fund allocated to it.
Derivatives. In implementing their respective strategies, the investment management teams generally may use futures contracts and total return swaps, which are each a type of derivative (a contract whose value is based on, for example, indices, currencies or securities), as a substitute for direct investment in a particular security or market or to maintain full long and short exposure. In addition, the respective investment management teams may use forward currency contracts to hedge exposure to changes in foreign currency exchange rates on foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities.
The fund may also use various types of derivatives
(i) for hedging purposes; (ii) for risk management;
(iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.
Securities Lending. The fund may lend securities
(up to one-third of total assets) to approved institutions.
Pyramis' Market Neutral Strategy: The strategy utilizes a long/short market neutral approach with the ability to go wherever research identifies the best opportunities both domestically and globally.
To isolate sources of performance spread (i.e., the performance differential between the long and short portfolios), portfolio management focuses on strong, company-level catalysts and fundamentally driven themes in the marketplace that can be translated into long and short positions via pair trades. From a valuation perspective, portfolio management looks for stocks that are trading at reasonable valuations relative to growth prospects and relative to peers. Stocks are typically sold when the investment thesis behind the stock's inclusion in the strategy has played out, if there is a change to the investment thesis given new information, or if portfolio management simply sees better opportunity elsewhere.
When constructing the portfolio, portfolio management is able to draw input from research analysts located in various countries around the globe. Day-to-day decision making within the strategy generally takes place in a collaborative team context, with final security selection and accountability resting with portfolio management.
The focus of the team context is to incorporate multiple viewpoints reached from a variety of perspectives and activities. The approach encourages active discussion among team members, resulting in a higher level and quality of idea generation. Daily meetings, as well as informal interactions, set the platform for optimal communication.
In implementing the strategy, portfolio management generally may use futures contracts and total return swaps.
Henderson's Market Neutral Strategy: The strategy is a 'best ideas' global, highly liquid equity long/short strategy that focuses exclusively on public equities. In choosing securities, portfolio management utilizes a bottom up, fundamental stock-selection criteria based on deep fundamental analysis. Regional investment teams contribute investment ideas and recommendations which are pooled together to form one portfolio. The strategy utilizes a mix of fundamental investment disciplines that include both growth and value strategies to reduce volatility and correlation. Portfolio management adopts an active management approach to adapt the portfolio to rapidly changing market and macro conditions. Portfolio management conducts rigorous portfolio stress testing and analysis to seek to preserve capital through all market cycles. Long and short positions are typically exited when fundamentals change. For example, stock, sector or regional shifts in sentiment may all contribute to a decision to reduce or increase exposures in long and short positions respectively.
In implementing the strategy, portfolio management generally may use futures contracts and forward currency contracts. Typically, the strategy may result in a long bias. Portfolio management generally may look to achieve market neutrality by reducing the net exposure through the use of appropriate index futures contracts.
The Advisor's Market Neutral Strategy: The long/short strategy employs a proprietary multi-factor quantitative model that ranks securities based on expected performance over a defined time horizon. The rankings are supported through factor selection and weightings that reflect the efficacy and consistency of all the factors that are analyzed.
The model utilizes numerous quantitative factors across broad categories such as valuation, momentum, profitability, earnings and sales growth and equity change. In constructing the portfolio, market neutrality will be achieved by investing equal dollar amounts in the long and short portfolios.
In implementing the strategy, portfolio management generally may use futures contracts.